

September 17, 2021

Alphonse Valbrune
Chief Legal Officer
Clearwater Analytics Holdings, Inc.
777 W. Main Street
Suite 900
Boise, ID 83702

> **Re: Clearwater Analytics Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 14, 2021**
> **File No. 333-259155**

Dear Mr. Valbrune:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 65

1. You disclose that your capitalization table sets forth your cash and cash equivalents and capitalization on an actual basis, on a pro forma basis to give effect to the transactions and on a pro forma as adjusted basis to further reflect the offering and use of proceeds. However, you only present actual and pro forma as adjusted. To the extent you do not intend to show a pro forma column, please revise the introductory bullet points accordingly. Further, please tell us why your total pro forma as adjusted capitalization does not equal its components of debt and stockholders' equity.

Unaudited Pro Forma Consolidated Financial Information, page 69

2.   Please revise to ensure that all adjustments contain a reference to the relevant footnote. For example, you reflect an offering adjustment to retained deficit that is not footnoted or explained, which appears to be related to your debt repayment. Also, the $30 million par value for stock issued in the offering does not have a related footnote explaining the assumptions involved. Refer to Item 11-02(a)(8) of Regulation S-X.

3.   Note (d) indicates that you have not reflected any loss from debt extinguishment in your pro forma income statement. Please revise to include an adjustment for such expense, reflected as if the debt was extinguished at the beginning of the earliest period presented, and indicate in your footnote that such expense is non-recurring. Alternatively, tell us why this adjustment is not necessary. Refer to Item 11-02(a)(11) of Regulation S-X.

4.   Please revise to present pro forma earnings per share as if the shares had been outstanding as of the beginning of the earliest period presented. Refer to Article 11-02(a)(9) of Regulation S-X.

    You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joshua N. Korff, Esq.